CUSIP NO. 584949 10 1                                          Page 1 of 5 Pages


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 2)FN1

                                  MEDQUIST INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   584949 10 1
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                                 (CUSIP Number)

Welsh, Carson, Anderson                    William J. Hewitt, Esq.
  & Stowe VI, L.P.                         Reboul, MacMurray, Hewitt,
320 Park Avenue, Suite 2500                  Maynard & Kristol
New York, New York  10022                  45 Rockefeller Plaza
Attention: Jonathan Rather                 New York, New York  10111
TEL. (212) 893-9500                        TEL. (212) 841-5700
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                DECEMBER 13, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


--------

     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 584949 10 1                                          Page 2 of 5 Pages

1)   Name of Reporting Person                Welsh, Carson, Ander-
     I.R.S. Identification                   son & Stowe VI, L.P.
     No. of Above Person
     (Entities Only)
--------------------------------------------------------------------------------
2)   Check the Appropriate Box                      (a) [X]
     if a Member of a Group                         (b) [ ]

--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds                         Not Applicable

--------------------------------------------------------------------------------
5)   Check if Disclosure of
     Legal Proceedings Is                    Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6)   Citizenship or Place
     of Organization                         Delaware

--------------------------------------------------------------------------------
Number of               7)   Sole Voting        -0-
Shares Beneficially          Power
Owned by Each
Person With             --------------------------------------------------------
                        8)   Shared Voting
                             Power              -0-
                        --------------------------------------------------------
                        9)   Sole Disposi-      -0-
                             tive Power
                        --------------------------------------------------------
                        10)  Shared Dis-
                             positive Power     -0-

                        --------------------------------------------------------

11)  Aggregate Amount Beneficially              -0-
     Owned by Each Reporting Person

--------------------------------------------------------------------------------
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares

--------------------------------------------------------------------------------
13)  Percent of Class
     Represented by                             -0-
     Amount in Row (11)

--------------------------------------------------------------------------------
14)  Type of Reporting
     Person                                  PN

CUSIP NO. 584949 10 1                                          Page 3 of 5 Pages

1)   Name of Reporting Person                WCAS Healthcare
     I.R.S. Identification                   Partners, L.P.
     No. of Above Person
     (Entities Only)
--------------------------------------------------------------------------------

2)   Check the Appropriate Box                  (a) [X]
     if a Member of a Group                     (b) [ ]

--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds                         Not Applicable

--------------------------------------------------------------------------------
5)   Check if Disclosure of
     Legal Proceedings Is                    Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6)   Citizenship or Place
     of Organization                         Delaware

--------------------------------------------------------------------------------
Number of               7)   Sole Voting       -0-
Shares Beneficially          Power
Owned by Each
Reporting Person        --------------------------------------------------------
With                    8)   Shared Voting
                             Power             -0-

                        --------------------------------------------------------
                        9)   Sole Disposi-     -0-
                             tive P

                        --------------------------------------------------------
                        10)  Shared Dis-
                             positive Power    -0-

                        --------------------------------------------------------
11)  Aggregate Amount Beneficially             -0-
     Owned by Each Reporting Person

--------------------------------------------------------------------------------
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares

--------------------------------------------------------------------------------
13)  Percent of Class
     Represented by                            -0-
     Amount in Row (11)

--------------------------------------------------------------------------------
14)  Type of Reporting
     Person                                  PN

CUSIP NO. 584949 10 1                                          Page 4 of 5 Pages

               AMENDMENT NO. 2 (FINAL AMENDMENT) TO SCHEDULE 13D

          Reference is hereby made to the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on December 11, 1998 and Amendment No. 1 thereto filed on May 3, 1999 (as so amended, the "Schedule 13D"). Terms defined in the Schedule 13D are used herein as so defined.

          The Schedule 13D is hereby amended as follows:


Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

          Item 5 is hereby amended and restated to read in its entirety as follows:

          (a)

          WCAS VI AND VI PARTNERS

          WCAS VI and VI Partners own no shares of Common Stock.


          WCAS HP AND HP PARTNERS

          WCAS HP and HP Partners own no shares of Common Stock.

          (b)  Not Applicable

          (c) On December 13, 1999 WCAS VI and WCAS HP distributed 1,775,884 and 38,879 shares, respectively, of Common Stock to their respective partners. Such distributions represented the disposition of all of the Common Stock held by WCAS VI and WCAS HP.

          (d)  Not Applicable

          (e) The Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock on December 13, 1999.

CUSIP NO. 584949 10 1                                          Page 5 of 5 Pages








                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        WELSH, CARSON, ANDERSON & STOWE VI, L.P.
                                        By:  WCAS VI Partners, L.P., General
                                        Partner


                                        By:   /S/ JONATHAN RATHER
                                           -----------------------------
                                            Attorney-in-Fact


                                        WCAS HEALTHCARE PARTNERS, L.P.
                                        By:  WCAS HP Partners, General Partner


                                        By: /S/ JONATHAN RATHER
                                           -----------------------------
                                             Attorney-in-Fact

Dated: January 7, 2000